UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              Dave & Buster's, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   43-1532756
                                 (CUSIP Number)


                               Ezra G. Levin, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 20, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                               Page 1 of 16 pages

                                  SCHEDULE 13D

CUSIP No. 619429103
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1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dolphin Limited Partnership I, L.P.

    06-156-7782
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                              (b) |_|
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3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS WC

-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                         |_|
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
NUMBER OF                           7)  SOLE VOTING POWER
SHARES
BENEFICIALLY                            1,174,900
OWNED BY                          ---------------------------------------------
EACH                                8)  SHARED VOTING POWER
REPORTING
PEROSN                                  None
WITH                              ---------------------------------------------
                                    9)  SOLE DISPOSITIVE POWER

                                        1,174,900
                                  ---------------------------------------------
                                   10)  SHARED DISPOSITIVE POWER none

                                        None
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,174,900
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.     Security and Issuer.

      This Statement on Schedule 13D (the "Statement") relates to the common stock, $.01 par value (the "Common Stock"), of Dave & Buster's, Inc., a Missouri corporation (the "Company"). The principal executive offices of the Company are located at 2481 Manana Drive, Dallas, Texas 75220.

Item 2.     Identity and Background.

            (a) - (c) This statement is being filed by Dolphin Limited Partnership I, L.P. ("Dolphin").

            Dolphin is a Delaware limited partnership formed to engage primarily in the business of investing in corporate securities. The address of the principal business and principal offices of Dolphin is 96 Cummings Point Road, Stamford, Connecticut 06902.

            The general partner of Dolphin is Dolphin Associates LLC, a Delaware limited liability company formed to be the general partner of Dolphin and other investing partnerships. The address of the principal business and principal offices of Dolphin Associates LLC is 96 Cummings Point Road, Stamford, Connecticut 06902.

            The managing member of Dolphin Associates LLC is Dolphin Holdings Corp. Dolphin Holdings Corp. is a Delaware corporation formed to be the managing member of Dolphin Associates LLC. The address of the principal business and principal offices of Dolphin Holdings Corp. is 96 Cummings Point Road, Stamford, Connecticut 06902. The officers and directors of Dolphin Holdings Corp. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

            (d) - (e) During the last five years, neither Dolphin nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            All purchases of Common Stock by Dolphin were made in the open market and were funded by working capital. The amount of the funds expended by Dolphin for such purchases was $11,054,296, inclusive of commissions and execution related costs.

Item 4.     Purpose of Transaction.

            Dolphin acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in the Company.

            Dolphin may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. Dolphin may also take any other action permitted by law with respect to the Company or any of its securities

            On March 3, 2003, Dolphin sent a letter to the Board of Directors of the Company (the "Board"). In this letter, Dolphin expressed its view that a majority of the current members of the Board have conflicts of interest and others have track records that do not manifest an ability to deliver shareholder value; that the public record indicates that the special committee of the Board formed for evaluating strategic business and acquisition proposals has neither protected nor promoted shareholder interests; and that operating results and the share price continue to suffer while top management has been richly compensated. The letter also disclosed Dolphin's intention to nominate an independent slate of directors at the 2003 annual meeting, customarily held in June. In this letter, Dolphin also stated that it would view the election of its proposed slate of directors as a mandate from the shareholders of the Company to the Board to:

          o create a "lead director" position to preside over Board sessions held without senior management present and act as the Board's liaison with senior management,

          o    enact policies designed to eliminate director conflicts,

          o conduct a thorough review of the prior lengthy sale process and correct its patent shortcomings,

          o reconstitute a special committee of the Board to include some or all of the directors from the new slate for the purpose of aggressively seeking to maximize shareholder value,

          o    destagger the Board, and

          o    implement other corporate governance improvements.

            A copy of such letter is attached hereto as Exhibit 1.

            Except as set forth in this Item 4, Dolphin does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, Dolphin owns an aggregate of 1,174,900 shares of Common Stock, representing approximately 8.8% of the 13,293,279 shares of Common Stock reported by the Company in its Form 10-Q filed with the Securities and Exchange Commission on December 17, 2002, to be issued and outstanding as of December 9, 2002.

            (b) As of the date hereof, Dolphin has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

            (c) Except as set forth in the attached Schedule II, Dolphin has not effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.   Description
-----------   ------------

1             Letter dated March 3, 2003 to the Board.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:      March 3, 2003

                                       DOLPHIN LIMITED PARTNERSHIP I, L.P.

                                       by DOLPHIN ASSOCIATES LLC, its
                                          general partner,

                                             by DOLPHIN HOLDINGS CORP.,
                                             its managing member,

                                                by: /s/ Donald T. Netter
                                                -----------------------------
                                                Name:  Donald T. Netter
                                                Title: Senior Managing Director


                                   SCHEDULE I

                Directors and Officers of Dolphin Holdings Corp.

Name and Position               Principal Occupation            Principal Business Address
-----------------               --------------------            --------------------------

Donald T. Netter,               Senior Managing Director,       96 Cummings Point Road
Director, Senior Managing       Chief Executive Officer         Stamford, Connecticut 06902
Director, Chief Executive       and President, Dolphin
Officer and President           Holdings Corp.

Theodore A. DeBlanco,           Managing Director and           96 Cummings Point Road
Managing Director and           Senior Vice President,          Stamford, Connecticut 06902
Senior Vice President           Dolphin Holdings Corp.

Brett J. Buckley, Vice          Vice President,                 96 Cummings Point Road
President                       Dolphin Holdings Corp.          Stamford, Connecticut 06902

                                   SCHEDULE II

Shares purchased by Dolphin Limited Partnership I, L.P.

Date              Number of Shares      Price Per Share           Cost(1)
----              ----------------      ---------------           -------

1/02/03                800                $8.59250             $6,874.00
1/03/03                2,500              $8.61250             $21,531.25
1/06/03                5,000              $8.81000             $44,050.00
1/07/03                2,500              $8.81000             $22,025.00
1/08/03                2,500              $8.71000             $21,775.00
1/09/03                1,000              $8.72000             $8,720.00
1/10/03                1,000              $8.72000             $8,720.00
1/13/03                1,000              $8.72000             $8,720.00
1/13/03                1,000              $8.66000             $8,660.00
1/14/03                2,000              $8.71000             $17,420.00
1/15/03                2,000              $8.69000             $17,380.00
1/15/03                2,000              $8.42250             $16,845.00
1/16/03                2,000              $8.46250             $16,925.00
1/17/03                2,000              $8.55000             $17,100.00
1/21/03                1,000              $8.50000             $8,500.00
1/22/03                1,000              $8.40000             $8,400.00
1/23/03                1,000              $8.36000             $8,360.00
1/23/03                1,000              $8.23000             $8,230.00
1/24/03                1,000              $8.17000             $8,170.00
1/24/03                500                $8.01000             $4,005.00
1/27/03                500                $8.08250             $4,041.25
2/10/03                200                $7.61250             $1,522.50
2/11/03                800                $7.71250             $6,170.00
2/14/03                1,000              $7.68250             $7,682.50
2/20/03                20,000             $$7.76000            $155,200.00
2/20/03                6,000              $7.73250             $46,395.00
2/20/03                1,500              $7.72250             $11,583.75
2/20/03                2,400              $7.71250             $18,510.00
2/20/03                3,000              $7.71000             $23,130.00
2/20/03                12,100             $7.66750             $92,776.75
2/20/03                2,900              $7.65750             $22,206.75
2/20/03                4,300              $7.63750             $32,841.25
2/20/03                11,000             $7.61750             $83,792.50
2/20/03                1,000              $7.59750             $7,597.50
2/20/03                1,200              $7.58750             $9,105.00
2/20/03                1,800              $7.57750             $13,639.50
2/20/03                500                $7.56750             $3,783.75


-------------------------
1 Includes commissions.

Date              Number of Shares      Price Per Share           Cost
----              ----------------      ---------------           ----

2/20/03                200                $7.55750             $1,511.50
2/21/03                400                $8.22250             $3,289.00
2/21/03                1,300              $8.21250             $10,676.25
2/21/03                1,300              $8.20250             $10,663.25
2/21/03                4,500              $8.19250             $36,866.25
2/21/03                500                $8.18250             $4,091.25
2/21/03                1,600              $8.17250             $13,076.00
2/21/03                1,300              $8.17100             $10,622.30
2/21/03                1,600              $8.16250             $13,060.00
2/21/03                2,000              $8.15250             $16,305.00
2/21/03                9,100              $8.14250             $74,096.75
2/21/03                800                $8.13250             $6,506.00
2/21/03                300                $8.06000             $2,418.00
2/21/03                6,800              $8.04000             $54,672.00
2/21/03                200                $7.94000             $1,588.00
2/21/03                5,500              $7.88250             $43,353.75
2/21/03                7,000              $7.83000             $54,810.00
2/24/03                2,700              $8.26250             $22,308.75
2/24/03                2,000              $8.26000             $16,520.00
2/24/03                2,900              $8.25560             $23,941.24
2/24/03                4,200              $8.25250             $34,660.50
2/24/03                2,800              $8.25000             $23,100.00
2/24/03                13,900             $8.24250             $114,570.75
2/24/03                5,200              $8.24000             $42,848.00
2/24/03                4,900              $8.23250             $40,339.25
2/24/03                300                $8.23000             $2,469.00
2/24/03                3,700              $8.21250             $30,386.25
2/24/03                2,000              $8.21100             $16,422.00
2/24/03                400                $8.18250             $3,273.00
2/24/03                1,900              $8.17000             $15,523.00
2/24/03                2,200              $8.16250             $17,957.50
2/24/03                2,900              $8.15250             $23,642.25
2/25/03                7,700              $8.32000             $64,064.00
2/25/03                2,300              $8.31000             $19,113.00
2/25/03                2,200              $8.29250             $18,243.50
2/25/03                10,000             $8.29000             $82,900.00
2/25/03                7,000              $8.28250             $57,977.50
2/25/03                5,000              $8.27250             $41,362.50
2/25/03                3,400              $8.27000             $28,118.00
2/25/03                11,000             $8.26250             $90,887.50
2/25/03                3,800              $8.26000             $31,388.00
2/25/03                600                $8.25920             $4,955.52
2/25/03                9,000              $8.25250             $74,272.50
2/25/03                4,200              $8.25000             $34,650.00
2/25/03                7,600              $8.24250             $62,643.00
2/25/03                1,400              $8.24000             $11,536.00

Date              Number of Shares      Price Per Share           Cost
----              ----------------      ---------------           ----

2/25/03                2,000              $8.22250             $16,445.00
2/26/03                11,900             $8.31000             $98,889.00
2/26/03                6,600              $8.30000             $54,780.00
2/26/03                5,800              $8.29000             $48,082.00
2/26/03                4,200              $8.28000             $34,776.00
2/26/03                2,000              $8.27250             $16,545.00
2/26/03                2,500              $8.27000             $20,675.00
2/26/03                2,900              $8.26250             $23,961.25
2/26/03                7,800              $8.26000             $64,428.00
2/26/03                500                $8.25250             $4,126.25
2/26/03                6,400              $8.24250             $52,752.00
2/26/03                1,000              $8.24150             $8,241.50
2/26/03                4,400              $8.24000             $36,256.00
2/26/03                500                $8.23000             $4,115.00
2/26/03                2,200              $8.22250             $18,089.50
2/26/03                1,100              $8.22000             $9,042.00
2/26/03                1,000              $8.21250             $8,212.50
2/27/03                1,200              $8.31250             $9,975.00
2/27/03                32,100             $8.27000             $265,467.00
2/27/03                37,600             $8.26250             $310,670.00
2/27/03                100                $8.26000             $826.00
2/27/03                500                $8.25250             $4,126.25
2/27/03                1,400              $8.25000             $11,550.00
2/27/03                200                $8.24000             $1,648.00
2/27/03                1,000              $8.23250             $8,232.50
2/27/03                1,000              $8.22250             $8,222.50
2/27/03                4,200              $8.22000             $34,524.00
2/27/03                3,000              $8.21250             $24,637.50
2/28/03                20,000             $8.31000             $166,200.00
2/28/03                5,900              $8.29250             $48,925.75
2/28/03                7,000              $8.29220             $58,045.40
2/28/03                5,000              $8.29000             $41,450.00
2/28/03                7,000              $8.28250             $57,977.50
2/28/03                20,000             $8.27000             $165,400.00
2/28/03                8,900              $8.26250             $73,536.25
2/28/03                3,700              $8.26000             $30,562.00
2/28/03                1,000              $8.25250             $8,252.50
2/28/03                2,000              $8.24250             $16,485.00
3/03/03                14,900             $8.36000             $124,564.000
3/03/03                1,000              $8.33000             $8,330.00
3/03/03                10,400             $8.32000             $86,528.00
3/03/03                4,500              $8.31250             $37,406.25
3/03/03                1,600              $8.31000             $13,296.00
3/03/03                  400              $8.30250             $3,321.00
3/03/03                2,100              $8.29250             $17,414.25
3/03/03                  200              $8.29000             $1,658.00
3/03/03                  500              $8.28000             $4,140.00
3/03/03                7,900              $8.27000             $65,333.00
3/03/03                4,500              $8.25250             $37,136.25